Spectrum Control, Inc.
8031 Avonia Rd.
Fairview, PA 16415

August 4, 2009

Celia A. Soehner, Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549-6010
Mail Stop 3030

Re:	Spectrum Control, Inc. Form 10-K for the fiscal year ended November 30, 2008 Filed February 12, 2009 File No. 000-08796
Dear Attorney Soehner:
In connection with the above referenced matter, we have received your comment as set forth in your letter dated July 28, 2009 (a copy of which is attached hereto). Our response to your comment is set forth below.
1.	Comment regarding "Base Salary", page 11

Regarding the first paragraph of your response to prior comment 3, please confirm that in future filings you will clarify the extent to which the Compensation Committee relies upon peer group and survey data when determining the base salaries of named executives and explain how the Committee evaluates and considers the other elements that you list on page 11, such as individual performance. From your current disclosure in this section, it is unclear that "applicable peer group and survey data are the most significant factors in determining the base salaries of the named executives."

Response

We hereby confirm that, in future filings, we will clarify the extent to which the Compensation Committee relies upon peer group and survey data when determining the base salaries of named executives, and explain how the Committee evaluates and considers other elements such as individual performance.

If you have any further questions or comments, please contact the undersigned at (814) 474-4312.
Sincerely, /s/ John P. Freeman John P. Freeman CPA, CMA Senior Vice President and Chief Financial Officer